Exhibit 99.2

TERMS AND CONDITIONS GOVERNING DIRECTOR RESTRICTED STOCK UNITS 2021/2026 IN SPOTIFY TECHNOLOGY S.A.

1.	RESTRICTED STOCK UNIT ISSUER AND RECIPIENT

1.1

Spotify Technology S.A., a Luxembourg société anonyme, with registered offices at 42-44, avenue de la Gare, L-1610 Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 123.052 (the “Company”).

1.2	Selected members of the Company’s board of directors (the “Board”) who have received an individual notice of grant (the “Directors”) (the “Notice”).

2.	BACKGROUND

2.1

At the Board meeting held on 2 December 2020, it was resolved to propose to the general meeting of shareholders to approve a remuneration plan to the members of the Board. At the annual meeting of the Company’s shareholders held on 21 April 2021, the Company’s shareholders voted in favor of a resolution to approve a remuneration plan in the form of cash bonuses, warrants, stock options, restricted stock units or any other form to the Board. It was resolved to implement such resolution by granting Restricted Stock Units (as defined below) to the Directors in accordance with these Terms and Conditions.

2.2

A Director’s appointment as a director of the Company shall not give the Director any right or expectation to be granted Director Restricted Stock Units at any time under the Director Stock Program or otherwise. Moreover, the granting of a Restricted Stock Unit under this director restricted stock unit program (the “Director Restricted Stock Unit Program”) shall not give the Director any right or expectation to be granted additional Restricted Stock Units at any time under the Director Restricted Stock Program or otherwise.

3.	RESTRICTED STOCK UNIT; SHARES AVAILABLE

Subject to the terms and conditions set out herein, the Director is entitled to delivery of one share in the Company (a “Share”) per restricted stock unit (a “Restricted Stock Unit”).

Subject to the provisions of clauses 7.2 and 7.3.3, the maximum aggregate number of Shares that may be subject to Restricted Stock Units pursuant to this Director Restricted Stock Unit program is 220,000 Shares. Shares available for grant under the Restricted Stock Unit Program will be reduced by the net Shares granted under the Terms and Conditions Governing Director Stock Options 2021/2026 in the Company.

4.	IMPLEMENTATION

The Director Restricted Stock Unit Program shall be effective as of 21 April 2021 (the “Implementation Date”).

5.	VESTING

5.1	Vesting general

5.1.1

Except as set forth in clause 7.1 below, vesting of the Director’s granted Restricted Stock Units shall occur on the dates set out in the Notice (each, a “Vesting Date”), subject to the Director’s continued mandate with the Company.

5.1.2	Notwithstanding the aforesaid, the Board shall be entitled, in its sole discretion, to grant Restricted Stock Units that are subject to a different vesting schedule.

5.2	Termination of mandate

5.2.1

If (i) the Director resigns for any reason or (ii) the Company’s shareholders terminate the Director’s mandate with the Company for any reason (including, for the avoidance of doubt, as a result of the decision to not re-elect the Director as a member of the Board), all unvested Restricted Stock Units shall cease vesting as of the date of termination of the Director’s mandate in accordance with clause 5.2.2 and shall immediately lapse.

5.2.2

If the Director resigns, termination of his/her mandate for purposes of the Restricted Stock Units shall be deemed to occur immediately on the Company’s receipt of Director’s written notice of resignation. If the Company’s shareholders terminate the Director’s mandate with the Company (including, for the avoidance of doubt, as a result of the decision to not re-elect the Director as a member of the Board), termination of his/her mandate for purposes of the Restricted Stock Units shall be deemed to occur immediately after the resolution to not re-elect or to discharge, as applicable, the Director is adopted at a general meeting of shareholders. Notwithstanding the foregoing in this clause 5.2.2 or in clause 5.2.1, the Board shall be entitled, in its sole discretion, to resolve that termination of the Director’s mandate shall be deemed to occur at a later point in time.

5.2.3

If a Director ceases to serve as a member of the Board, but is appointed as director of any company controlled by the Company (the “Group”), such change will not be deemed a termination of the mandate for purposes of his/her Restricted Stock Units, provided that there is no other interruption or termination between the termination of mandate as Director and the provision of such services, unless the Board, in its sole discretion, determines that the entity to which the Director transfers is not a qualified affiliate of the Group.

6.	SETTLEMENT

6.1	Settlement will occur through an electronic platform, where the Director will be able to carry out any actions required to settle any Withholding Obligation (as defined in clause 11.1 below).

6.2

Without limiting the foregoing, unless the Director elects otherwise prior to vesting of the Restricted Stock Units, the Director’s Withholding Obligation will be satisfied by a “cash settlement” arrangement pursuant to which the Director’s Withholding Obligation shall be satisfied with money that shall have been paid by the Director to the Director’s personal account on the electronic platform (“Cash Settlement”).

6.3

To the extent the Director wishes to settle his/her Withholding Obligation through a method other than a Cash Settlement, the Director may elect, prior to vesting, to satisfy such Director’s Withholding Obligation by any other method or combination of methods allowed in the Board’s sole discretion, including, without limitation, by:

2(9)

i.

placing a market sell order with a broker acceptable to the Board covering the minimum number of Shares (rounded up to the nearest whole Share) then being distributed in respect of vested Restricted Stock Units as are sufficient to satisfy the Director’s Withholding Obligation. The net proceeds of such sale shall be delivered to the Company or its applicable Subsidiary upon the settlement of such sale, and any excess proceeds resulting from rounding up to the nearest whole Share shall be deposited into the Director’s account on the electronic platform; or

ii.

by a “net settlement” arrangement pursuant to which the Company will reduce the number of Shares issuable upon vesting or settlement by the minimum number of Shares (rounded up to the nearest whole Share, without any consideration to the Director for such rounding) as are sufficient to satisfy Director’s Withholding Obligation.

6.4

As soon as reasonably practicable (but no later than 30 days) following the completion of all actions required by the Director to settle the Director’s Withholding Obligation with respect to any Restricted Stock Units that become vested (or if no such actions are required, within 30 days following the Vesting Date), the Company shall issue the number of Shares subject to the Restricted Stock Units that become vested in the name of the Director (or if deceased, the Director’s legal representative) (less any Shares reduced or sold pursuant to this clause 6). The Shares will be issued as fully paid and nonassessable Shares and may be authorized but previously unissued shares, treasury shares or shares purchased in the open market

6.5

If the Director does not complete any required actions to settle the Director’s Withholding Obligation with respect to any Restricted Stock Units that vested within 30 days following the applicable Vesting Date, then such Restricted Stock Units will be cancelled with respect to those Shares that would otherwise have become issuable therefor, unless otherwise decided by the Board.

7.	AMENDMENT OF THE RESTRICTED STOCK UNITS; ADJUSTMENT

7.1	Change in Control

7.1.1

Notwithstanding clause 5, if there is a Change in Control, all unvested Restricted Stock Units shall, contingent upon closing of such Change in Control actually taking place and subject to the Director’s continued mandate as director of the Company immediately prior to closing of such Change in Control (“Closing”), vest immediately prior to the Closing provided, however, that the Director shall have satisfied the Director’s Withholding Obligation and all other documentation for the issuance of Shares reasonably required by the Board. If the Director’s Withholding Obligation is not satisfied and such documentation is not delivered by the Director within a reasonable time prior to Closing in accordance with the Board’s instructions then such Restricted Stock Units may, as determined by the Board in its sole discretion, be cancelled with respect to those Shares that would otherwise have become issuable therefor. If no Closing takes place Shares underlying Restricted Stock Units will not be issued, any cash payment made by the Director will be returned and these terms and conditions will remain unaffected.

3(9)

7.1.2

If permitted by applicable law, the Board may, instead of allowing the Director to acquire Shares in accordance with clause 7.1.1, in its sole discretion, cause the cancellation of any vested Restricted Stock Unit outstanding immediately prior to Closing, in whole or in part, in exchange for a payment to the Director, in such form as determined by the Board, provided that the Board shall ensure that the tax treatment and economic returns of the Director is not affected adversely compared to the procedure described in clause 7.1.1 and may provide that any such payment to the Director shall be subject to the same conditions as are imposed on holders of the Shares in the Change in Control (e.g., an earn out or escrow) as well as to the satisfaction of any of Director’s Withholding Obligation.

7.1.2.1	“Change in Control” shall mean and include each of the following:

(i) a transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”)) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than 50 % of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (w) any acquisition by the Company; (x) any acquisition by an employee benefit plan maintained by the Company, (y) any acquisition which complies with clauses 7.1.2.1(iii)(I)-(III); or (z) in respect of an Restricted Stock Unit held by a particular Director, any acquisition by the Director or any group of persons including the Director (or any entity controlled by the Director or any group of persons including the Director);

(ii) the Incumbent Directors cease for any reason to constitute a majority of the Board;

(iii) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction: (I) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and (II) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (II) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and (III) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

4(9)

(iv) the date which is 10 days on which banks are open for business generally (and not for internet banking only) in Luxembourg and the U.S. prior to the completion of a liquidation or dissolution of the Company.

7.1.2.2

“Incumbent Directors” shall mean for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause 7.1.2.1, (i) or 7.1.2.1, (iii)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director without objection to such nomination) of the directors then still in office who either were directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

7.2	Distribution, reclassification etc.

If any share split, reverse share split, recapitalization, combination, reclassification or other distribution of the Company’s Shares without the receipt of consideration by the Company occurs, the Board will adjust the number and class of Shares that may be delivered under each outstanding Restricted Stock Unit and in a manner that complies with all applicable laws to prevent diminution or enlargement of the benefits or potential benefits intended to be made available with respect to any grant of any Restricted Stock Unit.

7.3	Share for share exchange etc.

7.3.1

If the Company’s shareholders perform a share for share exchange for the purpose of creating a new holding company to the Company, or if a new company otherwise replaces the Company as the holding company in the Group, and such transaction is not a Change in Control, the Board shall use reasonable efforts to either: (a) ensure that the Director receives substantially equivalent rights with respect to securities in the new holding company as the Director had in the Company immediately before such transaction, provided that the Director in writing waives any rights under the Restricted Stock Units, which shall lapse and be cancelled as a consequence thereof; or (b) amend these terms and conditions to the effect that the new holding company assumes the Company’s rights and obligations hereunder and that the Director’s vested and unsettled Restricted Stock Units and unvested Restricted Stock Units shall relate to shares in such new company.

7.3.2

In the event of a transaction as described in clause 7.3.1, the Director shall always be obliged upon the Board’s request to, in case of (a) in clause 7.3.1, waive any rights under the Restricted Stock Units provided that the Director receives substantially equivalent rights in the new holding company as the Director had in the Company immediately before such transaction or, in case of (b) in clause 7.3.1, approve any such amendment to these terms and conditions. No waiver shall be requested or required, and the Company may act unilaterally in accordance with this clause 7.3, provided that the Restricted Stock Units preserve the material terms and conditions of the underlying rights, including the vesting schedule and the intrinsic value of the Restricted Stock Unit as of immediately prior to such transaction.

5(9)

7.3.3

If the Company effects a change of the classes of outstanding Company securities, the Board shall, appropriately and proportionately adjust the class of securities subject to the Restricted Stock Units. The Board will make such adjustments, and its determination will be final, binding and conclusive.

8.	CANCELLATION OF RESTRICTED STOCK UNITS IN CASE OF A MATERIAL BREACH

8.1

If the Director commits a material breach of any of its obligations under these terms and conditions and the breach has not been rectified within 15 calendar days from the date the Director receives a written demand for rectification, the Company shall be entitled to cancel the Director’s Restricted Stock Units, which as a consequence thereof shall lapse.

8.2

A material breach for purposes of clause 8 and 9 shall mean a breach by the Director of the provisions in clauses 6.3, 7.3, 10, 11, 13.1 or 13.5 or any other breach by the Director of these terms and conditions that is reasonably likely to have a material adverse effect on the Company.

9.	LIQUIDATED DAMAGES IN CASE OF A MATERIAL BREACH

9.1

If the Director commits a material breach in accordance with clause 8.2 and the breach has not been rectified within 15 calendar days from the date the Director receives a written demand for rectification, the Director shall upon written request by the Company pay liquidated damages in an amount corresponding to 50 percent of the aggregate then-current fair market value of the Shares represented by or delivered upon settlement of the Restricted Stock Units. The Company shall not be entitled to demand liquidated damages if the Company has cancelled the Director’s Restricted Stock Units pursuant to clause 8.1.

9.2

If the Director commits a material breach of any of its obligations under these terms and conditions, the Company is entitled, in addition to any liquidated damages in accordance with the provisions of clause 9.1, to claim damages in an amount corresponding to the difference between the actual damage suffered and the liquidated damages (if any), if such damage exceeds the amount of the liquidated damages (if any).

9.3

The payment by the Director of any liquidated damages and regular damages shall not affect the Company’s right to pursue other remedies that the Company may have against the Director as a result of a breach.

10.	APPOINTMENT OF AGENT ETC.

10.1

The Director hereby irrevocably authorises the Board, with full power of substitution, to endorse such documents on behalf of the Director and to take any other action reasonably necessary to effect any of the Director’s obligations under these terms and conditions, including but not limited to, execution of a transfer of Shares owned by the Director. The Board shall hold any payment received for the benefit of the Director under this clause on behalf of the Director and separated from any other funds. A withdrawal of the authorisation as provided for in this clause 10 constitutes a material breach of these terms and conditions for purposes of clause 8 and 9.

6(9)

10.2

The Director hereby undertakes to sign, execute and deliver such documents (including without limitation any subscription form), and to take any other actions, as reasonably required by the Board in order to ensure compliance with or observation of the Director’s obligations under these terms and conditions.

11.	PAYMENT OF CERTAIN TAXES

11.1

The Company will perform withholding of taxes in relation to the Restricted Stock Units and the Shares delivered upon settlement if and to the extent required by law or decisions by governmental authorities or if the Board in its reasonable opinion considers it appropriate for the Company to perform such withholding of taxes (any such withholding tax obligation of the Director, “Withholding Obligation”). For the avoidance of doubt, this clause 11.1 shall not affect the Director’s liabilities and undertakings pursuant to the remainder of this clause 11.

11.2

The Director is liable for and undertakes to pay any taxes (including but not limited to income taxes, capital taxes, employment taxes, self-employment taxes, social security contributions as well as any tax penalties thereon) for which he/she may be liable in relation to the Restricted Stock Units and any Shares issued at settlement (“Director’s Tax Liability”). For the avoidance of doubt, any Withholding Obligation (whether preliminary or deducted at source) on employment income, dividends and capital gains will always be considered as Director’s Tax Liability.

11.3	The calculation of any Withholding Obligation will be subject to applicable rules and regulations based on the applicable tax rates, as determined by the Board in its sole discretion.

11.4

The Company assumes no responsibility for any Director’s Tax Liability. The Director represents that the Director is not relying on the Company for any tax advice and explicitly agrees not to demand any compensation from the Company to cover any Director’s Tax Liability.

12.	DATA PROTECTION

12.1

For the purposes of implementing, managing and administering the Director Restricted Stock Unit Program, and for the Director to participate in the Director Restricted Stock Unit Program, it is necessary for the Company, acting as data controller, and other companies in the Group to process the Director’s personal data. For more information regarding the processing of the Director’s personal data, see the Privacy Notice attached as Appendix 1.

13.	MISCELLANEOUS

13.1	The Restricted Stock Units may not be transferred, otherwise disposed, pledged, borrowed against or used as any form of security.

13.2

The Company shall be entitled to amend these terms and conditions to the extent required by legislation, regulations, court decisions, decisions by public authorities or agreements, or if such amendments, in the reasonable judgment of the Company, are otherwise necessary for practical reasons, and provided in all of the aforementioned cases that the Director’s rights are in no material respects adversely affected. If the Director’s rights would be materially adversely affected, the Director’s written consent shall be necessary for such amendment.

7(9)

13.3

Nothing in these terms and conditions or in any right or Restricted Stock Unit granted under these terms and conditions shall confer upon the Director the right to continue his/her mandate for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or of the Director, which rights are hereby expressly reserved by each, to terminate the Director’s mandate at any time.

13.4

The Director has no right to compensation or damages for any loss in respect of the Restricted Stock Unit where such loss arises (or is claimed to arise), in whole or in part, from the termination of the Director’s mandate; or notice to terminate the mandate given by or to the Director.

13.5

The Director undertakes not to use or disclose the contents of these terms and conditions, or any financial information, trade secrets, customer lists or other information which it may from time to time receive or obtain (orally or in writing or in disc or electronic form) as a result of entering into or performing its obligations pursuant to these terms and conditions or otherwise, relating to the Group unless: (i) required to do so by law or pursuant to any order of court or other competent authority or tribunal; or (ii) such disclosure has been consented to by the Company, provided, however, that the Director may disclose the terms and conditions of his or her Restricted Stock Units to the Director’s spouse, personal attorney and/or tax preparer. If a Director becomes required, in circumstances contemplated by (i) to disclose any information, the disclosing Director shall use its best efforts to consult with the Company prior to any such disclosure.

13.6

The Restricted Stock Units (and Shares issued on settlement of a Restricted Stock Unit) will be subject to recoupment in accordance with any clawback policy that the Group adopts pursuant to the listing standards of any national, foreign or international securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, or as the Board otherwise deems necessary or appropriate. The Board may include such other clawback, recovery or recoupment provisions in the Notice of Grant or other written agreement with the Director, as the Board determines necessary or appropriate.

13.7

Shares will not be issued or delivered under this Director Restricted Stock Unit Program unless the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. In addition to the terms and conditions provided herein, the Board may require that a Director make such reasonable covenants, agreements and representations as the Board, in its sole discretion, deems advisable in order to comply with applicable law. The Board shall have the right to require any Director to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Restricted Stock Unit, including a window-period limitation, as may be imposed in the sole discretion of the Board.

8(9)

14.	TERM AND TERMINATION

These terms and conditions shall enter into force on the Implementation Date and remain in force until close of business in Sweden on 31 December 2030. The parties shall, however, after such date continue to be bound by the provisions set out in clause 13.5 and 15.

15.	GOVERNING LAW AND JURISDICTION

15.1	These terms and conditions shall be governed by and construed in accordance with the substantive law of Sweden (excluding its rules on conflict of laws).

15.2

The Company and the Director undertake to use their best efforts to resolve any disagreements or disputes regarding these terms and conditions between them or any two or more of them through discussions and mutual agreement.

15.3

Any dispute, controversy or claim arising out of or in connection with these terms and conditions, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Unless otherwise agreed between the parties to such arbitration, the Arbitral Tribunal shall be composed of a sole arbitrator, the seat of arbitration shall be Stockholm and the language to be used in the arbitral proceedings shall be English.

15.4

The arbitral proceedings and all information and documentation related thereto shall be confidential, unless a disclosure is required under any applicable law, relevant stock exchange regulations or order of court, other tribunal or competition authority or as otherwise agreed between the Company and the Director in writing.

9(9)